UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010
or

[_]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 001-15141
________________________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Herman Miller, Inc. Profit Sharing and 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

FINANCIAL STATEMENTS
The following financial statements are filed as part of this report:

-- Reports of Independent Registered Public Accounting Firms
-- Statements of Net Assets Available for Benefits
-- Statements of Changes in Net Assets Available for Benefits
-- Notes to Financial Statements
-- Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Note:
The Herman Miller, Inc. Profit Sharing and 401(k) Plan is referred to herein as the “Plan.” In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

EXHIBITS
The following exhibits are filed as part of this report:
23 Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2011
HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

By /s/ James E. Christenson
——————————————
James E. Christenson
Senior Vice President, Legal Services,
and Secretary, on behalf of the Plan
Administrative Committee, the Plan's Named
Administrator and Fiduciary

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended December 31, 2010 and May 29, 2010

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan
Zeeland, Michigan

We have audited the accompanying statements of net assets available for benefits of Herman Miller, Inc. Profit Sharing and 401(k) Plan as of December 31, 2010 and May 29, 2010, and the related statements of changes in net assets available for benefits for the period May 30, 2010 through December 31, 2010 and the year ended May 29, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and May 29, 2010 and the changes in net assets available for benefits for the period May 30, 2010 through December 31, 2010 and the year ended May 29, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwarth LLP

Grand Rapids, Michigan
June 15, 2011

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2010	May 29, 2010
Assets
Cash	$22,058	$2,038
Investments, at fair value	427,514,887	368,394,146
Receivables:
Employee contributions	310,585	451,100
Notes receivable from participants	9,610,183	9,987,981
Investment income	88,954	93,072
Total receivables	10,009,722	10,532,153
Total Assets	437,546,667	378,928,337
Net assets, reflecting all investments at fair value	437,546,667	378,928,337
Adjustment from fair value to contract value for interest
in fully benefit-responsive investment contracts	(2,289,380)	(1,672,282)
Net assets available for benefits	$435,257,287	$377,256,055
See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Period from May 30, 2010 to December 31, 2010	Year ended May 29, 2010
Contributions:
Employer	$—	$—
Employee	8,261,928	12,829,574
Total contributions	8,261,928	12,829,574

Investment income:
Dividends	6,471,695	6,400,949
Interest	314,122	556,050
Net appreciation in fair value of investments	58,348,625	53,886,411
Total investment income	65,134,442	60,843,410

Benefit payments	(16,645,977)	(23,104,218)
Administrative expenses	(14,025)	(81,792)
Net increase in net assets available for benefits	56,736,368	50,486,974
Transfers in from another plan	1,264,864	1,418,869

Net assets available for benefits:
Beginning of year	377,256,055	325,350,212
End of year	$435,257,287	$377,256,055
See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements
Fiscal Years Ended December 31, 2010 and May 29, 2010

1. Summary of Significant Accounting and Reporting Policies

Basis of Accounting
The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. The fair value of common stocks and mutual funds is based on quoted market prices on the last day of the plan year. The fair value of participation units in collective trust funds is based on quoted redemption values on the last day of the plan year, except the Putnam Stable Value Fund (the SVF), for which the fair value is determined as described in the following paragraph.

The Plan’s investment in the SVF, a collective trust with Putnam Investment Management, Inc., is accounted for in accordance with the Accounting Standards Codification (ASC) Topic 962, Plan Accounting - Defined Contribution Pension Plans. The Topic requires such stable value funds held by a defined contribution plan to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because the contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest in the SVF is based on information reported by the issuer of the collective trust, while the contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value; however, no such events have occurred as of December 31, 2010 or May 29, 2010. There are no reserves against the contract value for credit risk of contract issues or otherwise. The fair value of the SVF exceeded its contract value by $2,289,380 and $1,672,282 at December 31, 2010 and May 29, 2010, respectively

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock: The fair values of Herman Miller, Inc. common stock are determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Collective trust other than the stable value fund: The fair value of participation units held in the collective trust fund are based on their net asset values, as reported by the managers of the collective trust fund and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objective of the fund is to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index. Underlying investments of the fund consist primarily of common stocks. The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Stable value fund: The fair value of participation units in the stable value collective trust is based upon the net asset value of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests primarily in guaranteed and security-backed investment contracts with life insurance companies, banks, and other financial institutions, with the objective of providing a fixed income yield with minimal market-related risk. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates
Conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. The most significant estimates relate to the value of investments. Actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan's investment in employer securities.

2. Plan Description
The Plan is a defined-contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Plan Sponsor
Herman Miller, Inc. and its participating affiliates (the company or employer) sponsor and administer the Plan for the benefit of any or all of its employees.

Trustee
Under a trust agreement with the Plan administrator, Mercer Trust Company is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Change in Plan Year End
Subsequent to May 29, 2010 the year end for the Plan was changed to December 31, 2010. Accordingly, the statements of changes in net assets available for benefits present Plan activity for the period from May 30, 2010 to December 31, 2010 and for the year ended May 29, 2010

Participation Requirements
All eligible employees of participating affiliates qualify to participate on their first day of employment after the employee has attained age 18.

Vesting
Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral, employer matching contributions, and employer profit-sharing contributions, plus the earnings thereon.

Employer Profit-Sharing Contribution
The Plan provides for an annual discretionary, employer profit-sharing contribution for participants on a non-elective basis. The profit-sharing contribution is allocated to the accounts of eligible participants, based on a percentage of the eligible participant’s compensation, not to exceed 6 percent for the company's fiscal year, subject to certain limitations defined in the Plan document. There was no profit sharing contribution approved for the year ending May 29, 2010 or the period from May 30, 2010 to December 31, 2010.

Salary Deferral Contributions
A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan. The Plan provides participants with the option to make Roth post-tax contributions to the Plan in addition to the already allowed pre-tax contributions.

Employer Matching Contributions
Effective March 8, 2009, the company suspended employer matching contributions to the Plan until further notice. Prior to the suspension, the company matched up to 50 percent of the participant’s salary deferral, not to exceed 6 percent of the participant’s compensation, subject to certain limitations defined in the Plan document. Subsequent to the December 31, 2010 Plan year end the company reinstated the employer match contribution.

Investment Options
Participants have the ability to direct the investment of their salary deferral and Employer matching contributions into any or all of the investment options offered by the Plan, which currently include the company’s common stock, various mutual funds and collective trusts. All Employer profit-sharing contributions are invested directly in the company’s common stock on behalf of the participants.Participants may elect to immediately direct the investment of funds in their Employer profit-sharing accounts into any or all of the investment options offered by the Plan.

Participant Accounts
Individual accounts are maintained for each participant to reflect the participant’s contributions, Employer contributions and net investment earnings or loss. Investment earnings or losses are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the Plan administrator.

Benefit Payments
Benefit payments are recorded when paid. Upon retirement, termination, death or disability, a participant may elect to receive their benefit payment in the form of installments or a single lump-sum payment of a participant’s entire account balance via distribution of the company’s stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the company, subject to certain restrictions defined in the Plan document.

Participant Loans
Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of 50 percent of the sum of all of the participant’s account balances on the date the loan is approved or $50,000. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50 percent of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the company or repaid directly to the Trustee. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses
All expenses, other than the Trustee fees paid by the Plan, are paid by the company. Administrative expenses incurred by the Plan include loan and distribution fees charged directly to the participant's accounts and investment management fees, which are paid by the company.

Plan Termination
The Plan may be discontinued at any time by the company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the Trust Agreement. The company currently has no intention to terminate the Plan.

3. Fair Value Measurements
The company follows ASC Topic 820, Fair Value Measurements and Disclosures, which establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC 820 are as follows:

•	Level 1: Unadjusted quoted prices from active markets that are accessible at the measurement date for identical asset.

•	Level 2: Inputs other than quoted prices in active markets for identical assets that are observable, either directly or indirectly, for substantially the full-term of the asset.

•
Level 3: Unobservable inputs for the asset. Level 3 inputs include managements’ own assumption about the assumptions that market participants would use in pricing the asset (including assumptions about risk).

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The methods described above and in Note 1 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$102,297,580	$—	$—	$102,297,580
Collective trust funds-S&P 500 index fund	—	15,402,027	—	15,402,027
Collective trust funds-Stable value fund	—	42,288,153	—	42,288,153
Mutal funds-bonds	35,048,298	—	—	35,048,298
Mutal funds-domestic equity-large cap	97,513,133	—	—	97,513,133
Mutal funds-domestic equity-small/mid-cap	49,228,181	—	—	49,228,181
Mutal funds-international equity	41,781,432	—	—	41,781,432
Mutal funds-Lifestyle 2005-2015	7,939,189	—	—	7,939,189
Mutal funds-Lifestyle 2020-2035	30,988,218	—	—	30,988,218
Mutal funds-Lifestyle 2040-2050	5,028,676	—	—	5,028,676
Total investments, at fair value	$369,824,707	$57,690,180	$—	$427,514,887

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of May 29, 2010:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$81,353,789	-	-	$81,353,789
Collective trust funds-S&P 500 index fund	-	13,466,449	-	13,466,449
Collective trust funds-stable value fund	-	40,335,098	-	40,335,098
Mutal funds-bonds	33,638,069	-	-	33,638,069
Mutal funds-domestic equity-large cap	86,414,923	-	-	86,414,923
Mutal funds-domestic equity-small/mid-cap	39,915,520	-	-	39,915,520
Mutal funds-international equity	35,874,352	-	-	35,874,352
Mutal funds-lifestyle 2005-2015	7,686,229	-	-	7,686,229
Mutal funds-lifestyle 2020-2035	25,813,327	-	-	25,813,327
Mutal funds-lifestyle 2040-2050	3,896,390	-	-	3,896,390
Total investments, at fair value	$314,592,599	$53,801,547	$—	$368,394,146

4. Investments
The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits is as follows:

	December 31, 2010	May 29, 2010
Investments at fair value based on quoted market prices:
Herman Miller, Inc. Common Stock (4,043,383 shares as of
December 31, 2010 and 4,230,566 shares as
of May 29, 2010)	$102,297,580	$81,353,789
American Europacific Growth Fund	37,089,703	31,686,585
American Growth Fund of America	60,612,728	52,958,443
Neuberger & Berman Genesis Trust	29,124,505	24,516,899
PIMCO Total Return Fund	34,421,818	32,784,690
Investments at estimated fair value:
Putnam Stable Value Fund	42,288,153	40,335,098

The following is a summary of the assets associated with the investment in the company’s common stock:

	December 31, 2010	May 29, 2010
Common stock	$102,297,580	$81,353,789
Dividend receivable	88,954	93,072
	$102,386,534	$81,446,861

During Plan years ending December 31, 2010 and May 29, 2010, the Plan’s investments (including investments purchased and sold, as well as those held during the year) appreciated (depreciated) in fair value as follows:

	Fiscal Years Ended
	December 31, 2010	May 29, 2010
Common stock	$25,197,160	$22,574,413
Mutual funds	30,935,173	28,986,678
Collective trusts	2,216,292	2,325,320
	$58,348,625	$53,886,411

5. Party-In-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Company pays certain professional fees for the consultation and audit of the Plan.

The Plan investments include shares of stock of the company, which is considered a party-in-interest. During fiscal years ending December 31, 2010 and May 29, 2010 the plan recorded income related to dividends from shares of company stock of $188,891 and $396,820, respectively. For fiscal years ending December 31, 2010 and May 29, 2010 the Plan owned 4,043,383 and 4,230,566 shares of company stock, respectively. Participant loans are also considered party-in interest transactions.

6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. The Plan has applied for a new determination letter from the Internal Revenue Service as a result of subsequent Plan amendments. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

7. Difference Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Fiscal Years Ended
	December 31, 2010	May 29, 2010
Net assets available for benefits per the financial statements	$435,257,287	$377,256,055
Adjustment from fair value to contract value for interest
in fully benefit-responsive investment contracts	2,289,380	1,672,282
Amounts allocated to withdrawing participants	—	(178,340)
Assets available for benefits per the Form 5500	$437,546,667	$378,749,997

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but remain unpaid as of that date. The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500 for the fiscal year ended December 31, 2010:

Benefit payments to participants per the financial statements	$16,645,977
Amounts allocated to withdrawing participants at December 31, 2010	—
Amounts allocated to withdrawing participants at May 29, 2010	(178,340)
Other	2
Benefit payments to participants per the Form 5500	$16,467,639

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	Fiscal Years Ended
	December 31, 2010	May 29, 2010
Net increase per the financial statements	$56,736,368	$50,486,974
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts at:
December 31, 2010	2,289,380
May 29, 2010	(1,672,282)	1,672,282
May 30, 2009		1,162,114
Amounts allocated to withdrawing participants
December 31, 2010	—
May 29, 2010	178,340	(178,340)
May 30, 2009		118,149
Net increase per the Form 5500	$57,531,806	$53,261,179

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 38-0837640 Plan #002
December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identify of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Common stock
*	Herman Miller, Inc.	Common Stock (4,043,383 shares)	a	$102,297,580

	Mutual funds
	Vanguard	Retirement Income Fund	a	626,480
		Retirement 2005 Fund	a	420,213
		Retirement 2010 Fund	a	1,283,575
		Retirement 2015 Fund	a	6,235,401
		Retirement 2020 Fund	a	8,011,181
		Retirement 2025 Fund	a	9,857,157
		Retirement 2030 Fund	a	7,670,650
		Retirement 2035 Fund	a	5,449,230
		Retirement 2040 Fund	a	2,462,343
		Retirement 2045 Fund	a	1,865,422
		Retirement 2050 Fund	a	700,911
		Wellington Fund	a	19,156,935
		Small Cap Growth Index	a	20,103,676
	Portfolio 21	Portfolio 21 Fund	a	4,691,729
	American	Europacific Growth Fund	a	37,089,703
		Growth Fund of America	a	60,612,728
	PIMCO	Total Return Fund	a	34,421,818
	Fidelity	Equity - Income Fund	a	17,743,470
	Neuberger & Berman	Genesis Trust	a	29,124,505
				267,527,127

	Collective trust funds
	Putnam Fiduciary Trust Company	Stable Value Fund	a	42,288,153
	Northern Trust Global Investments	S&P 500 Index Fund	a	15,402,027
				57,690,180

*	Various plan participants	Participant loans (interest ranging from 4.25% to 10.5%)	a	9,610,183
				$437,125,070
*	Represents party in interest
a	Investment is participant directed, therefore, historical cost information is not required.